Exhibit 99.1

Quipt Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2023 Third Quarter

For the three and nine months ended

June 30, 2023 and 2022

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-16

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

	As at	As at
	June 30,	September 30,
	2023	2022
ASSETS
Current Assets
Cash	$20,445	$8,516
Accounts receivable, net	23,817	16,383
Inventory	19,449	15,585
Prepaid and other current assets	3,188	1,052
Total current assets	66,899	41,536
Long-term assets
Property, equipment, and right of use assets, net	51,401	33,497
Goodwill	50,850	28,208
Intangible assets, net	72,961	28,887
Other assets	274	86
Total long-term assets	175,486	90,678
TOTAL ASSETS	$242,385	$132,214

LIABILITIES
Current Liabilities
Accounts payable	$24,373	$13,841
Accrued liabilities	5,329	3,451
Current portion of equipment loans	13,198	5,473
Current portion of lease liabilities	4,704	3,304
Current portion of senior credit facility	3,353	6,857
Deferred revenue	4,451	3,036
Purchase price payable	359	5,778
Total current liabilities	55,767	41,740
Long-term Liabilities
Equipment loans	106	234
Lease liabilities	13,562	7,195
Senior credit facility	61,966	3,378
SBA Loan	—	120
TOTAL LIABILITIES	131,401	52,667

SHAREHOLDERS' EQUITY
Capital stock	247,444	214,254
Contributed surplus	26,024	26,317
Accumulated deficit	(162,484)	(161,024)
TOTAL SHAREHOLDERS' EQUITY	110,984	79,547
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$242,385	$132,214

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	1

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three Months	Three Months	Nine Months	Nine Months
		Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	Notes	2023	2022	2023	2022
Revenue
Rentals of medical equipment		$25,707	$18,106	$68,648	$50,953
Sales of medical equipment and supplies		34,577	18,586	90,571	48,817
Total revenues		60,284	36,692	159,219	99,770
Cost of inventory sold		16,630	8,906	41,613	23,919
Operating expenses	13	27,385	16,926	74,533	46,597
Bad debt expense		2,425	3,404	7,190	8,983
Depreciation		10,208	4,602	24,328	14,159
Amortization of intangible assets	7	1,490	761	3,746	1,676
Stock-based compensation	11	2,034	1,325	3,911	4,596
Acquisition-related costs	3	(25)	156	1,132	223
Gain on disposal of property and equipment		(33)	(7)	(88)	(10)
Other income from government grant		—	—	—	(4,254)
Operating income		170	619	2,854	3,881
Financing expenses
Interest expense, net		1,969	522	4,704	1,507
Loss (gain) on foreign currency transactions		(442)	(44)	(430)	82
Loss on extinguishment of debt		—	—	30	—
Change in fair value of debentures		—	(177)	—	(1,235)
Income (loss) before taxes		(1,357)	318	(1,450)	3,527
Provision (benefit) for income taxes	14	(323)	155	10	458
Net income (loss)		$(1,034)	$163	$(1,460)	$3,069

Net income (loss) per share	15
Basic earnings (loss) per share		$(0.03)	$0.00	$(0.04)	$0.09
Diluted earnings (loss) per share		$(0.03)	$0.00	$(0.04)	$0.08
Weighted average number of common shares outstanding (in thousands):
Basic		40,584	33,559	37,434	33,449
Diluted		40,584	37,863	37,434	38,109

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	2

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of					Total
		shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net income		—	—	—	—	3,069	3,069
Conversion of debentures	10	160	884	—	—	—	884
Stock options exercised	11	22	204	(25)	—	—	179
Compensation options exercised	11	115	528	(153)	—	—	375
Stock-based compensation	11	—	—	4,596	—	—	4,596
Balance June 30, 2022		33,647	$204,443	$25,419	$657	$(162,794)	$67,725

Balance September 30, 2022		35,605	$214,254	$26,317	$—	$(161,024)	$79,547
Net loss		—	—	—	—	(1,460)	(1,460)
Acquisition of Great Elm	3	432	2,060	—	—	—	2,060
Issuance of shares, net of issuance costs	11	5,409	27,866	—	—	—	27,866
Settlement of restricted stock units	11	526	2,791	(4,129)	—	—	(1,338)
Stock options exercised	11	101	473	(75)	—	—	398
Change in cumulative translation adjustment		—	—	—	—	—	—
Stock-based compensation	11	—	—	3,911	—	—	3,911
Balance June 30, 2023		42,073	$247,444	$26,024	$—	$(162,484)	$110,984

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	3

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Nine months	Nine months
		ended June 30,	ended June 30,
	Notes	2023	2022
Operating activities
Net income (loss)		$(1,460)	$3,069
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7	28,074	15,835
Amortization of financing costs and accretion of purchase price payable	3, 10	447	168
Interest expense, net of amortization and accretion	10	4,257	1,339
Cash paid for interest		(3,808)	(1,520)
Loss on foreign currency transactions		(430)	82
Gain on fair value of convertible debentures	10	—	(1,235)
Gain on disposal of property and equipment		(88)	(10)
Loss on extinguishment of debt		30	—
Stock-based compensation	11	3,911	4,596
Other income from government grant		—	(4,254)
Adjustments to purchase price payable		(95)	—
Provision for income taxes		10	458
Cash paid for income taxes		(515)	(468)
Change in working capital (net of acquisitions):
Net (increase) decrease in accounts receivable		(1,902)	497
Net increase in inventory		(2,469)	(1,081)
Net (increase) decrease in prepaid and other current assets		(1,578)	801
Net increase (decrease) in deferred revenue		393	(117)
Net increase in accounts payables and accrued liabilities		2,535	1,273
Net cash flow provided by operating activities		27,312	19,433
Investing activities
Purchase of property and equipment	6	(4,959)	(6,020)
Cash proceeds from sale of property and equipment		84	283
Cash paid for acquisitions, net of cash acquired		(71,869)	(28,687)
Net cash flow used in investing activities		(76,744)	(34,424)
Financing activities
Repayments of loans	10	(12,651)	(9,214)
Repayments of leases	10	(3,200)	(2,857)
Issuance of debt under senior credit facility	10	64,000	—
Repayments of senior credit facility	10	(8,788)	—
Proceeds from borrowings on the revolving credit facility	10	—	12,000
Issuance costs related to senior credit facility	10	(467)	—
Payments of purchase price payable	3	(4,889)	(1,468)
Settlement of restricted stock units	11	(1,338)	—
Issuance of shares, net of issuance costs		27,866	—
Proceeds from exercise of compensation options	11	—	375
Proceeds from exercise of options	11	398	179
Net cash flow provided by (used in) financing activities		60,931	(985)
Net increase (decrease) in cash		11,499	(15,976)
Effect of exchange rate changes on cash held in foreign currencies		430	(98)
Cash, beginning of period		8,516	34,612
Cash, end of period		$20,445	$18,538

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP (continuous positive airway pressure) and BiPAP (bi level positive air pressure) units; ii) traditional and non-traditional durable medical equipment and services; and iii) non-invasive ventilation equipment, supplies and services.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

2.	Summary of significant accounting policies

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2022.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the year ended September 30, 2022.

The unaudited consolidated financial statements were approved and authorized for issuance by the Board of Directors on August 14, 2023.

3.	Business acquisitions

Acquisition of Great Elm Healthcare, LLC

On January 3, 2023, the Company, through one of its indirect wholly-owned subsidiaries, acquired Great Elm Healthcare, LLC (“Great Elm”). The purchase price was $73,929,000, which is comprised of approximately $72,689,000 in cash to the sellers and 431,996 Quipt common shares at a closing price per share of $4.77 for $2,060,000, less $820,000 of cash acquired. The net cash was obtained from the delayed draw term loan and revolving credit facility of the senior credit facility described in Note 10. The Company expensed $1,084,000 of professional fees in conjunction with the acquisition for the nine months ended June 30, 2023.

Page	5

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The pro forma revenues and net income for Great Elm for the nine months ended June 30, 2023 as if the acquisition had occurred on October 1, 2022 was approximately $50,000,000 and $2,500,000, respectively, of which approximately $33,000,000 and $2,400,000 were recognized in the period from January 3, 2023 to June 30, 2023.

The fair value of the acquired assets and liabilities is provisional pending final valuations of the assets and liabilities and is as follows:

Accounts receivable	$5,531
Inventory	1,398
Prepaid and other current assets	584
Property, equipment, and right of use assets	13,261
Goodwill	23,186
Intangible assets	47,820
Other assets	161
Accounts payable	(6,085)
Accrued liabilities	(3,845)
Deferred revenue	(1,022)
Equipment loans	(4,259)
Lease liabilities	(2,801)
Net assets acquired	$73,929
Cash paid at closing	$72,689
Cash acquired	(820)
Equity issued at closing	2,060
Consideration paid or payable	$73,929

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period acquisitions. Below is the movement in purchase price payable for the nine months ended June 30, 2023 and 2022, respectively:

Amount
Balance September 30, 2021 (current $2,383, long-term $133)	$2,516
Addition from acquisitions	5,762
Accretion of interest	63
Payments	(1,468)
Balance June 30, 2022 (current $6,873, long-term $0)	$6,873

Balance September 30, 2022 (current $5,778, long-term $0)	$5,778
Adjustments on prior acquisitions	(639)
Accretion of interest	109
Payments	(4,889)
Balance June 30, 2023 (current $359, long-term $0)	$359

Page	6

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Of the adjustments on prior acquisitions for the nine months ended June 30, 2023, $544,000 was adjusted through goodwill and $95,000 was included in “Acquisition-related costs” on the condensed consolidated interim statements of income (loss).

4.	Accounts Receivable

Accounts receivable represent amounts due from insurance companies and patients. As of June 30, 2023, the Company has approximately 12% of the Company’s receivables due from Medicare:

	As at	As at
	June 30, 2023	September 30, 2022
Gross receivable	$32,550	$27,122
Reserve for expected credit losses	(8,733)	(10,739)
Total	$23,817	$16,383

5.	Inventory

Inventory was comprised of the following as at June 30, 2023 and September 30, 2022:

	As at June 30,	As at September 30,
	2023	2022
Serialized	$7,590	$5,814
Non-serialized	12,073	9,854
Reserve for slow-moving	(214)	(83)
Total Inventory	$19,449	$15,585

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

6.	Property and equipment and right of use assets

The property and equipment and right of use assets was comprised of the following:

	As at	As at
Cost	June 30, 2023	September 31, 2022
Property and equipment, net	$32,776	$22,750
Right of use assets, net	18,625	10,747
Total	$51,401	$33,497

Rental equipment transferred from inventory during the nine months ended June 30, 2023 and 2022 was $20,187,000 and $12,029,000 respectively. For the nine months ended June 30, 2023 and 2022, the Company obtained equipment loans (Note 10) of $15,839,000 and $6,183,000, respectively, with the balance of $4,348,000 and $5,846,000 paid in cash, respectively.

7.	Goodwill and Intangible Assets

The following is the activity in goodwill and intangible assets for the nine months ended June 30, 2023 and 2022:

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

				Sub-total
				intangibles
		Customer	Other	with finite
Cost	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$12,456	$20,690	$8,109	$28,799	$41,255
Acquisitions	22,120	—	5,300	5,300	27,420
Disposals	—	—	(2)	(2)	(2)
Balance June 30, 2022	$34,576	$20,690	$13,407	$34,097	$68,673

Balance September 30, 2022	$28,208	34,898	10,499	$45,397	$73,605
Acquisitions	23,186	42,000	5,820	47,820	71,006
Adjustments to prior year acquisitions	(544)	—	—	—	(544)
Balance June 30, 2023	$50,850	$76,898	$16,319	$93,217	$144,067

				Sub-total
				intangibles
		Customer	Other	with finite
Accumulation amortization	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$—	$8,267	$5,658	$13,925	$13,925
Amortization	—	—	1,676	1,676	1,676
Disposals	—	—	(2)	(2)	(2)
Balance June 30, 2022	$—	$8,267	$7,332	$15,599	$15,599

Balance September 30, 2022	$—	$10,345	$6,165	$16,510	$16,510
Amortization	—	2,985	761	3,746	3,746
Balance June 30, 2023	$—	$13,330	$6,926	$20,256	$20,256

				Sub-total
				intangibles
		Customer	Other	with finite
Net carrying amount	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$12,456	$12,423	$2,451	$14,874	$27,330
Balance June 30, 2022	$34,576	$12,423	$6,075	$18,498	$53,074
Balance September 30, 2022	$28,208	$24,553	$4,334	$28,887	$57,095
Balance June 30, 2023	$50,850	$63,568	$9,393	$72,961	$123,811

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the US CARES Act.

Payroll Protection Plan (“PPP’)

During April 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The loans and accrued interest were forgivable if the borrower uses the loan proceeds for eligible purposes. On March 23, 2022, the loan was forgiven, and “other income from government grant” was recorded in the condensed consolidated interim financial statements for the nine months ended June 30, 2022. No balance remained on the balance sheet as of June 30, 2023 and September 30, 2022.

Page	8

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

9.	Deferred Revenue

Activity for deferred revenue for the nine months ended June 30, 2023 and 2022 is as follows:

	For the nine	For the nine
	months ended	months ended
	June 30, 2023	June 30, 2022
Beginning Balance	$3,036	$2,452
Acquisitions	1,022	424
Net change	393	(118)
Ending Balance	$4,451	$2,758

10.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a.) a delayed draw term loan facility of $85,000,000, of which $64,000,000 was drawn on January 3, 2023, to partially fund the acquisition of Great Elm, b.) a term loan of $5,000,000 that was drawn at closing, and c.) a $20,000,000 revolving credit facility. The Facility amended the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

The Facility bears interest at variable rates ranging in length from one to three months and has fees for unused balances. The rate is based on a secured overnight financing rate plus a spread of 2.1% to 2.85% (2.6% as of June 30, 2023) based on the Company’s leverage ratio. The Company is required to obtain interest rate protection agreements covering at least half of the outstanding principal amount by November 2023.

As of June 30, 2023, the outstanding balances under the Facility totaled $67,213,000, comprised of $62,400,000 on the delayed draw term loan and $4,813,000 on the term loan, both bearing interest at 8.0%. The delayed draw term loan is repayable in quarterly installments of $800,000, with the balance due at maturity. The term loan is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility has no balance as of June 30, 2023.

Interest expense on the Facility was $1,380,000 and $3,000,000 for the three and nine months ended June 30, 2023, respectively. The fair value of the facility approximates the carrying value as of June 30, 2023 and September 30, 2022.

The Company has cumulatively incurred $2,246,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three and nine months ended June 30, 2023, $114,000 and $338,000 of amortization of deferred financing costs was recorded, respectively.

Page	9

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The revolving credit facility that was replaced with the Facility incurred issuance costs that were being amortized on a straight-line over the four-year term of the facility for a total of $35,000 and $105,000 for the three and nine months ended June 30, 2022, respectively.

A summary of the balances related to the Facility as of June 30, 2023 and September 30, 2022 is as follows:

	As of	As of
	June 30, 2023	September 30, 2022
Delayed draw term loan	$62,400	$—
Term loan	4,813	5,000
Revolving credit facility	—	7,000
Total principal	67,213	12,000
Deferred financing costs	(1,894)	(1,765)
Net carrying value	$65,319	$10,235

Current portion	3,353	6,857
Long-term portion	61,966	3,378
Net carrying value	$65,319	$10,235

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The Company exercised this option during the year ended September 30, 2022. No debentures remain outstanding as of June 30, 2023 or September 30, 2022.

The debentures contained multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company was unable to measure the fair value of embedded derivatives reliably, it had chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL). The debentures were valued at fair value using the current trading price, and a gain of $177,000 and $1,235,000 was recorded for the three and nine months ended June 30, 2022, respectively.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 6% - 7% to impute interest on these arrangements. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $23,375,000 and $14,949,000 as of June 30, 2023 and September 30, 2022, respectively.

Page	10

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Following is the activity in equipment loans for the nine months ended June 30, 2023 and 2022:

	Nine months ended	Nine months ended
	June 30, 2023	June 30, 2022
Beginning Balance	$5,707	$7,384
Additions:
Acquisitions	4,259	1,128
Operations	15,839	6,183
Repayments	(12,501)	(9,214)
Ending Balance	13,304	5,481
Current portion	13,198	5,158
Long-term portion	$106	$323

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at incremental borrowing rates ranging from 6.3% to 8.8%. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.3%.

Following is the activity in lease liabilities for the nine months ended June 30, 2023 and 2022:

		Real
	Vehicles	estate	Total
Balance September 30, 2021	$2,414	$5,351	$7,765
Additions:
Acquisitions	571	2,489	3,060
Operations	340	1,303	1,643
Lease terminations	—	(80)	(80)
Repayments	(1,138)	(1,719)	(2,857)
Balance June 30, 2022	$2,187	$7,344	$9,531

Balance September 30, 2022	$1,993	$8,506	$10,499
Additions:
Acquisitions	365	2,436	2,801
Operations	908	7,258	8,166
Repayments	(586)	(2,614)	(3,200)
Balance June 30, 2023	$2,680	$15,586	$18,266

Page	11

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	June 30, 2023	September 30, 2022
Less than 1 year	$5,953	$3,979
Between 1 and 5 years	13,513	7,443
More than five years	2,207	1,108
Gross lease payments	21,673	12,530
Less: finance charges	(3,407)	(2,031)
Net lease liabilities	18,266	10,499
Current portion	4,704	3,304
Long-term portion	$13,562	$7,195

SBA Loan

In conjunction with an acquisition, the Company assumed an SBA Loan. The face amount of the loan was $150,000 and bears interest at a stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using the incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $119,000. The loan was payable in monthly principal and interest installments of $731 through May 2051 and was secured by substantially all the assets of the acquired subsidiary. The loan was paid off during the three and nine months ended June 30, 2023, and a loss on extinguishment of approximately $30,000 was recorded in the condensed consolidated interim financial statements.

Following is the activity in the SBA Loan for the nine months ended June 30, 2023 and 2022:

	Nine months ended	Nine months ended
	June 30, 2023	June 30, 2022
Beginning Balance	$120	$121
Loss on extinguishment	30	—
Repayments	(150)	(1)
Ending Balance	$—	$120

11.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, shares to be issued, and accumulated deficit, in the amount of $110,984,000 and $79,547,000 as at June 30, 2023 and September 30, 2022, respectively.

Issued share capital

The Company has only one class of common stock outstanding. Common shares are classified as equity, and costs related to the issuance of common shares are recognized as a reduction of equity.

Issuance of common shares

On April 25, 2023, the Company completed a bought deal public offering and brokered private placement. The Company issued a total of 5,409,000 common shares for aggregate gross proceeds of approximately C$42,500,000, or $31,200,000. Underwriters received a commission of approximately C$2,100,000, or $1,500,000, and other professional fees of

Page	12

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

approximately $1,800,000 were incurred for net proceeds of approximately $27,900,000. A portion of the net proceeds have been used to fully pay down the revolver portion of the Facility during the three months ended June 30, 2023.

Shares to be issued

The Company acquired a company during the year ended September 30, 2021, with a portion of the purchase price payable in shares. The fair value of the stock had been discounted by 25%, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock was to be issued. The shares that were scheduled to be issued in August 2022, were settled instead, upon mutual agreement of the parties, with a cash payment of $1,100,000 in the fourth quarter of fiscal year 2022.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the nine months ended June 30, 2023 vest quarterly over eight or twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2021	3,786	C$	4.15
Issued	195		6.69
Exercised	(22)		1.50
Expired	(21)		6.18
Forfeited	(115)		8.48
Balance June 30, 2022	3,823	C$	4.15

Balance September 30, 2022	3,751	C$	4.24
Issued	435		8.30
Exercised	(101)		5.29
Expired	(42)		6.96
Forfeited	(49)		7.15
Balance June 30, 2023	3,994	C$	4.49

At June 30, 2023, the Company had 3,138,322 vested stock options with a weighted average exercise price of C$3.47.

Restricted stock units

On May 20, 2021, 953,750 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date. During the year ended September 30, 2022, 105,000 units were forfeited. On February 1, 2022, 81,340 restricted stock units were granted to officers. Each unit represents the right to receive one common share and vested in four installments on the last day of each calendar quarter of 2022. The 645,313 units that vested in calendar years 2021 and 2022 were settled through the issuance of 526,193 shares during the three and nine months ended June 30, 2023. The number of shares issued was less than the number of units settled due to the officers’ election to receive a reduced number of shares to satisfy their tax withholding obligations. These tax withholdings resulted in a cash outflow of $1,338,000 by the Company.

Page	13

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

On February 20, 2023, 831,000 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date.

As of June 30, 2023, a total of 932,719 restricted stock units were outstanding, of which 205,594 had vested.

The fair value of the restricted stock units on the date of grant are discounted to reflect the difference between the vesting dates and the expected issuance dates, to be expensed over the respective vesting periods with an increase to contributed surplus.

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the three and nine months ended June 30, 2023 and 2022, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months	Nine months	Nine months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2023	2022	2023	2022
Restricted stock units	$1,412	$600	2,468	2,250
Stock options	622	725	1,443	2,346
Stock-based compensation expense	$2,034	$1,325	$3,911	$4,596

12.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $45,000 as of June 30, 2023, which are all due in less than one year.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Page	14

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

13. Operating expenses

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2023	2022	2023	2022
Payroll and employee benefits	$18,160	$10,418	$49,115	$29,002
Facilities	1,222	906	3,674	2,403
Billing	2,444	1,656	6,644	4,501
Professional fees	881	787	2,631	2,758
Outbound freight	1,185	570	3,000	1,486
Vehicle fuel and maintenance	1,066	861	2,889	2,107
Bank and credit card fees	520	277	1,226	710
Technology	357	206	1,006	550
Insurance	408	420	1,248	1,203
All other	1,142	825	3,100	1,877
Total operating expenses	$27,385	$16,926	$74,533	$46,597

14. Income taxes

As of June 30, 2023 and September 30, 2022, the Company's net deferred tax asset or liability was zero. Cumulative net deferred tax assets, which is primarily the net operating loss carryforward, are fully reserved, as there is not sufficient evidence to conclude it is more likely than not the net deferred tax assets are realizable. There is no current payable for federal income taxes. Prepaid state and local income taxes of $259,000 has been included within “Prepaid and other current assets” in the condensed consolidated interim statements of financial position as of June 30, 2023. Accrued state and local taxes payable of $246,000 has been included within “Accrued liabilities” in the condensed consolidated interim statements of financial position as of September 30, 2022. The provision (benefit) for income taxes relates to state and local income taxes, and was ($323,000) and $10,000 for the three and nine months ended June 30, 2023, respectively, and $155,000 and $458,000 for the three and nine months ended June 30, 2022, respectively.

15.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2023	2022	2023	2022
Net income (loss)	$(1,034)	$163	$(1,460)	$3,069
Basic weighted average number of shares	40,584	33,559	37,434	33,449
Diluted weighted average number of shares	40,584	37,863	37,434	38,109
Basic earnings (loss) per share	$(0.03)	$0.00	$(0.04)	$0.09
Diluted earnings (loss) per share	$(0.03)	$0.00	$(0.04)	$0.08

Page	15

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS (UNAUDITED) JUNE 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The effect of instruments exercisable or convertible to common shares for the three and nine months ended June 30, 2023 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

16.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015, five of which were renewed on October 1, 2022. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $65,000 and $52,000 per month for the nine months ended June 30, 2023 and 2022, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $69,000 and $89,000 for the three months ended June 30, 2023 and 2022, respectively. Expense for Board of Directors’ fees were $226,000 and $230,000 for the nine months ended June 30, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $672,000 and $303,000 for the three months ended June 30, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $1,476,000 and $540,000 for the nine months ended June 30, 2023 and 2022, respectively.

Key management personnel also participate in the Company’s share option program (see Note 11). The Company recorded compensation to key management personnel as follows:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2023	2022	2023	2022
Salaries and benefits	$299	$240	$846	$751
Stock-based compensation	676	1,183	1,669	2,851
Total	$975	$1,423	$2,515	$3,602

17.	Subsequent event

On July 31, 2023, the Company made an investment of $1.5 million to purchase an approximate 10% equity stake in DMEScripts LLC, an independent e-prescribe company in the US that automates the medical equipment ordering process. This technology is dedicated to improving the patient, prescriber, and provider experience by eliminating inefficiencies and reducing paperwork. The investment ensures the Company’s participation in the future growth of e-prescription usage within the durable medical equipment industry.

Page	16